Exhibit 99.1

Azure Power Global Limited – Changes to Azure Power’s Management Team

New Delhi, May 3, 2023 -- Azure Power Global Limited (NYSE: AZRE) ("Azure” or the “Company") today announced the appointment of a new Chief Executive Officer (CEO) and Group Chief Financial Officer (CFO).

Appointment of Sunil Gupta as CEO

Sunil Gupta will join the Company as CEO on July 10, 2023, replacing the acting CEO, Rupesh Agrawal, who will be leaving at that time to pursue other opportunities. Sunil will also become Managing Director of the Company’s subsidiary, Azure Power India Private Limited.

Sunil brings deep leadership experience in the renewables sector and a strong track record of building renewable energy businesses. Prior to Azure, Sunil was the Head – South East Asia & South Asia Business at Vena Energy (a leading Asia Pacific renewable energy company), managing existing business and developing new projects. Earlier he was Group Head - Renewable Energy Business at Sembcorp Industries, Singapore, where he built the renewables business and spearheaded market entry in India, Australia, Singapore and Vietnam. In India, he was instrumental in managing a business comprising of multiple utility scale wind and solar power generation plants across seven different states. Prior to joining Sembcorp, Sunil was a cleantech industry professional with Standard Chartered Bank and Morgan Stanley.

Alan Rosling, Chairman of the Board of Directors of Azure, said, "We are delighted to welcome Sunil to Azure and look forward to his leadership to grow the Company’s renewable energy business. We believe that Sunil’s deep experience creating value in the sector, deep understanding of international standards of governance, and vast experience of capital raising will benefit Azure as it moves forward. We are also grateful to Rupesh for his significant contribution over the past year and wish him all the best in his next career move."

Sunil Gupta said on this occasion, "I am honored to be joining the Azure team to steer and grow the Company’s business in the fast-growing Indian renewable energy sector. I am thankful to the Board for the warm welcome, and I look forward to continuing to grow Azure as one of India’s most prominent and innovative renewable energy companies."

Exhibit 99.1

Appointment of Sugata Sircar as Group CFO & Executive Director, Finance

As a further step to strengthen the Company’s overall governance and control, Sugata Sircar has joined the Company as Group CFO and Executive Director, Finance of the Company’s subsidiary, Azure Power India Private Limited, with effect from May 1, 2023. He has resigned from his position as Non-executive Independent Director and member of the Company’s Audit & Risk Committee and Capital Committee. Pawan Agrawal will continue as CFO of Azure Power India Private Limited and its group of subsidiaries, reporting to Sugata.

Mr. Sircar has over 32 years of experience in energy & automation, chemicals, textiles, tires, FMCG and city gas distribution. Most recently, he served as CFO at Schneider Electric India. He joined the board of Azure as a Non-Executive Independent Director in 2022.

Alan Rosling, Chairman of the Board of Directors of Azure, said, "Sugata has been an outstanding member of Azure’s Board and Audit & Risk and Capital Committee. He is a highly experienced CFO, and we have every confidence that he will provide strong financial leadership to the Company as we move forward."

Sugata Sircar said on this occasion, "I am delighted with my new role at Azure as Group CFO. My priority will be finalizing Azure’s consolidated accounts and strengthening overall governance and control. I look forward to working with Pawan in this endeavor. I thank the Board for trusting me and offering this exciting opportunity."

Exhibit 99.1

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as "may," "will," "should," "likely," "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," "outlook" and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Investor Contact: ir@azurepower.com